

November 10, 2011

Via E-mail
Tsz-Kit Chan
Chief Financial Officer
QKL Stores Inc.
4 Nanreyuan Street
Dongfeng Road
Sartu District
Daqing, P.R. China 163311

> **Re:** **QKL Stores Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed March 31, 2011**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2011**
> **Filed August 15, 2011**
> **Response dated October 31, 2011**
> **File No. 1-34498**

Dear Mr. Chan:

We have reviewed your response dated October 31, 2011 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 41

Critical Accounting Policies and Estimates, page 43

1. We reviewed your proposed disclosure in response to comment 3 in our letter dated September 30, 2011. As previously requested, please also disclose, if true, that the fair values of your reporting units are substantially in excess of their carrying values.

Otherwise, please reconsider the disclosures suggested in comment 3 in our letter dated September 30, 2011.

Consolidated Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-6

Note 6 – Goodwill, page F-29

2. We reviewed your response to comment 14 in our letter dated September 30, 2011. Please tell us in detail the nature of the operating rights purchased, including who issues the rights and the term of the rights, and your consideration of separately recognizing the rights as intangible assets when applying the acquisition method. Please also explain how you were able to continue business in the same locations. For example, tell us that you assumed lease agreements or entered into new lease agreements. If you assumed a lease, please tell us your consideration of recognizing favorable or unfavorable lease intangibles.

3. We reviewed your response to comment 16 in our letter dated September 30, 2011. Please tell us how you considered the effect of business combinations on revenues and income in concluding that disclosure of the information required by ASC 805-10-50-2h in the aggregate is not required.

Note 8 – Earnings Per Share, page F-32

4. We reviewed your response to comments 17 and 18 in our letter dated September 30, 2011. We note that you allocated a portion of the net loss for the year ended December 31, 2009 to Series A Convertible Preferred Stock shareholders in computing basic and diluted loss per common share using the two-class method. Please tell us why this allocation is appropriate referencing the supporting literature in ASC 260. Refer to ASC 260-10-45-68 and 260-10-45-17. In addition, please confirm that you intend to: (i) provide the disclosures required by ASC 250-10-50-7 through 250-10-50-10; (ii) clearly label earnings per share data as restated on the face of the financial statements and footnotes; and (iii) include an audit report that refers to the restatement note describing the revisions. Otherwise, please tell us why you believe such disclosure is not necessary. Further, tell us your consideration of correcting similar errors contained in interim financial statements and your consideration of filing an Item 4.02 Form 8-K.

Form 10-Q for Fiscal Quarter Ended June 30, 2011

Part I: Financial Information, page 2

Item 1. Financial Statements, Page 2

5. We reviewed your response to comment 25 in our letter dated September 30, 2011. We note that the aggregate carrying value of the reporting units is less than the carrying value of goodwill and significantly less than reported net assets as of June 30, 2011. Please reconcile the aggregate carrying value of the reporting units to the amount of goodwill and net assets presented in the consolidated balance sheet. In addition, please tell us how you considered the relationship between the carrying value of your reporting units, net assets and market capitalization when performing your interim impairment test. Finally, please tell us your consideration of including Series A Convertible Preferred Stock in your calculation of total market capitalization.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or me at (202) 551-3344 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief

cc: Eric Doering
        Loeb & Loeb LLP